Exhibit 99.1

Caledonia Mining Corporation Plc
Results for the Fourth Quarter and Year ended December 31, 2016
St Helier, 21 March, 2017.  Caledonia Mining Corporation Plc ("Caledonia" or the "Company") announces its operating and financial results for the fourth quarter ("Q4" or the "Quarter") and the year ended 31 December, 2016 (the "Year"). Caledonia owns 49 per cent of the Blanket Mine ("Blanket") in Zimbabwe. The Company continues to consolidate Blanket and the operational and financial information set out below is on a 100 per cent basis unless indicated otherwise.

	3 months to 31 December		12 months to 31 December
	2015	2016	2015	2016	Comment
Gold produced (oz)	11,515	13,591	42,804	50,351	Record gold production in the Year and Quarter due to increased tonnes milled
On-mine cost per ounce ($/oz)[1]	701	614	701	636	Lower on-mine cost per ounce as fixed costs are spread across higher production ounces
All-in sustaining cost per ounce ($/oz) ("AISC")[1]	1,127	843	1,037	912	Lower AISC per ounce as fixed costs are spread across higher production ounces. AISC also includes the effect of the export incentive.
Average realised gold price per ounce ($/oz)[1]	1,083	1,187	1,139	1,232	Higher average realised gold price per ounce reflects the increased gold price compared to comparative periods
Gross profit ($'000) [2]	3,408	6,888	13,181	23,492	Increased profit due to higher sales, the higher realised gold price and reduced costs per ounce
Profit attributable to owners of the company ($'000)	1,940	3,258	4,779	8,526	Increased net attributable profit due to higher profit before tax offset by a higher effective tax rate
Adjusted basic earnings per share ("EPS")[3] (cents)	1.1	7.8	8.8	21.4	Increased earnings per share due to higher adjusted attributable earnings
Cash and equivalents net of overdraft ($'000)	10,880	14,335	10,880	14,335	Increase in cash due to strong operational cashflows and draw-down of $3m term facility offset by the continued high level of expansion investment
Net cash from operating activities ($'000)	2,556	6,940	6,869	23,011	Increased cash from operating activities due to higher profit and increased net non-cash expenses

1 Non-IFRS measures such as "On-mine cost per ounce", "AISC" and "average realised gold price" are used throughout this document. Refer to Section 10 of the MD&A for a discussion of non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.
3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance. Refer to Section 10 of the MD&A for a discussion of non-IFRS measures.
Head and Registered Office: Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF
info@caledoniamining.com  |  | www.caledoniamining.com

Steve Curtis, Chief Executive Officer, said:

"2016 was a pivotal year for Caledonia as we continued to progress towards our long-term production target of 80,000 ounces at Blanket by 2021. In 2016 we began to access ore below a depth of 750 meters, the previous limits of our development infrastructure, we installed increased milling capacity in the plant and made significant progress in the sinking of the new Central Shaft which remains on track, and on-budget, for completion in 2018.
"Caledonia finished 2016 with a strong quarter with Blanket producing 13,591 ounces at an AISC of $843 per ounce, a new quarterly production record for the mine. Full year 2016 production of 50,351 ounces at an AISC of $912 per ounce also represents a new annual production record for Blanket and is an achievement for which all of our staff can be justifiably proud. The mine delivered a production increase of 18 per cent, when compared to 2015 production, and achieved a 12 per cent reduction in AISC over the period. Our business was further supported by a higher average received gold price of $1,232 per ounce for 2016, an increase of 8 per cent on the previous year. All of these factors combined to deliver this strong set of results with adjusted EPS of 21.4 cents, an increase of 143 per cent on our reported adjusted earnings, of 8.8 cents, for 2015.
"We are pleased to finish the year with a strong balance sheet and a cash position of $14.3 million at year end. Our cash position was boosted by the drawdown of a new $3m term facility in Zimbabwe which will serve to improve capital efficiency. To finish the year with an increased cash balance despite having invested almost $20 million at Blanket and while also returning $3 million to our shareholders in dividends in 2016 is testament to the very strong cash generation potential of the mine. We look forward to the completion of our Central Shaft capital investment program in 2018 after which capital investment is expected to decline significantly.
"I would also like to acknowledge the constructive engagement we have experienced with various Zimbabwean authorities throughout 2016 in supporting Blanket during a period of significant capital investment. The Zimbabwean Government also showed its commitment to the gold sector by introducing several financial incentives to encourage Blanket and other gold producers to increase production, which included the royalty rate on incremental production being reduced from five per cent to three percent from May 2016, and Blanket receiving an export incentive to the value of 2.5 per cent of the value of gold sales.  The total investment in Blanket for 2015 and 2016 exceeds $36 million and a further  $18 million is budgeted for 2017.  The investment project at Blanket has been a significant logistical, technical and financial undertaking for which we are grateful to have the support of our local partners in the mine and the Zimbabwean authorities. We look forward to continued constructive engagement as the project nears completion in 2018.
"During the year there was significant progress in sinking the new Central Shaft, which is currently at a depth of 633 meters. Central Shaft remains on track to reach a target depth of 1,080 meters by 2018 and is the key enabler of our longer-term life of mine plan at Blanket. We remain confident that the shaft will reinforce Blanket's status as a low-cost mine, and facilitate further deep-level exploration and the exploitation of deeper ore bodies which we anticipate will secure the future of the mine for many years to come.
 "Regarding the longer term future of the mine, we are pleased that the exploration efforts at Blanket delivered good results in the year with the addition of over 200,000 ounces of new inferred resources at a grade of five grammes per tonne during the year. Our exploration efforts were also successful in the upgrading of 47,700 ounces from inferred to indicated resource at a grade of 5.19 grammes per tonne. We remain confident that our ongoing exploration efforts will continue to yield further successes and I am confident that the life of mine will continue to be supplemented by further resource additions and upgrades.

"Production guidance for 2017 is 60,000 ounces at an AISC of $810 - $850 per ounce, a 19 per cent increase in production and between a 7 per cent and 11 per cent decrease in AISC when compared to 2016 as the ramp-up of production at Blanket towards 80,000 ounces by 2021 continues. I am particularly proud of our ability to achieve the production and profitability growth we have demonstrated so far, particularly whilst maintaining an annual dividend of 5.5 cents payable as 1.375 cents per quarter.  Caledonia's dividend currently appears sustainable with dividend cover for the year of 2.9 times earnings and 7.7 times operating cash flow.
"Caledonia remains well positioned for future growth and continues to evaluate investment opportunities as they arise. I look forward to updating the market with our continued progress over the course of 2017."

Strategy and Outlook

Caledonia's strategic focus continues to be the implementation of the Revised Investment Plan at Blanket, announced in November 2014, which is expected to extend the life of mine by providing access to deeper levels for production and further exploration.  Implementation of the Revised Investment Plan remains on target in terms of timing and cost.  Caledonia's board and management believe the successful implementation of the plan is in the best interests of all stakeholders as it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket's long term future.  Caledonia's cash position is expected to improve as a result of the implementation of the Revised Investment Plan and Caledonia will continue to assess new opportunities to invest surplus cash.

Dividend Policy

On 5 July 2016 Caledonia announced a decision to increase its quarterly dividend to 1.375 cents per share, or 5.5 cents per annum, an increase of 22 per cent.  The increased dividend represents Caledonia's revised dividend policy following the success so far of the Revised Investment Plan.  It is currently envisaged that the dividend of 5.5 cents per annum will be maintained.

Exploration

There has been an increased focus on exploration and resource development at Blanket Mine for several quarters which is now beginning to bear fruit.  New drilling machines were acquired and commissioned in early 2016 as a result of which the meters of diamond drilling have increased significantly:  22,172 metres of deep level exploration drilling were completed in the Year, a 55% increase on 2015.  On July 27, 2016 Caledonia announced that 343,000 tonnes of ore at a grade of 5.19g/t had been upgraded from inferred resource to indicated resource and 1.2 million tonnes of new inferred resource at a grade of 5.00g/t had also been added to resources.  As a result of the increased exploration activity, and notwithstanding the record level of ore  production in the Year, Blanket's Measured and Indicated Resources increased by 5% in the Year and its Proven and Probable Reserves increased by 13% in the Year.

Shareholder Conference Call

A presentation of the 2016 results and outlook for Caledonia is available on Caledonia's website (www.caledoniamining.com). Management will host a conference call at 1500 UK Time on the 21st of March 2017.

Details for the call are as follows:
Date: March 21, 2017
Time: 1500 London, 1700 Johannesburg, 1600 Zurich and Frankfurt, 1100 Toronto and New York
Password: Caledonia

UK Toll free	0808 109 2229
USA Toll free	1 866 924 9856
South Africa Toll free	0 800 981 321
Canada Toll free	1 866 967 8273
Other (standard International access)	+44 (0) 20 8618 8201

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Nick Prowting	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income ($'000's)
	3 months ended December 31		12 months ended December 31
	2015	2016	2015	2016
Revenue	11,753	15,251	48,977	61,992
Royalty	(591)	(583)	(2,455)	(2,923)
Production costs	(7,018)	(6,873)	(30,019)	(32,086)
Depreciation	(736)	(907)	(3,322)	(3,491)
Gross profit	3,408	6,888	13,181	23,492
Other income	54	1,243	110	1,330
Other expenses	-	(55)	-	(55)
Administrative expenses	(2,439)	(2,030)	(7,622)	(7,263)
Share-based payment expense	(24)	(41)	(24)	(788)
Sale of Treasury Bills	-	-	-	3,202
Net finance cost	(107)	(34)	(535)	(176)
Net foreign exchange gain/(loss)	774	(173)	2,850	(505)
Loss on settlement of hedge	-	-	-	(435)
Profit before tax	1,666	5,798	7,960	18,802
Tax expense	287	(1,920)	(2,370)	(7,717)
Profit for the period	1,953	3,878	5,590	11,085

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations	(1,203)	216	(3,291)	262
Tax credit on other comprehensive income	199	-	199	-
Total comprehensive income for the period	949	4,094	2,498	11,347

Profit attributable to:
Shareholders of the Company	1,940	3,258	4,779	8,526
Non-controlling interests	13	620	811	2,559
Profit for the period	1,953	3,878	5,590	11,085

Total comprehensive income attributable to:
Shareholders of the Company	936	3,474	1,687	8,788
Non-controlling interests	13	620	811	2,559
Total comprehensive income for the period	949	4,094	2,498	11,347

Earnings per share (cents)
Basic	3.6	6.1	8.9	15.9
Diluted	3.6	6.2	8.9	15.8
Adjusted earnings per share (cents)
Basic	1.1	7.8	8.8	21.4

Condensed Consolidated Statement of Cash Flows
($'000's)	For the 12 months ended December 31
	2015	2016
Cash flows from operating activities
Cash generated by operating activities	8,823	25,671
Net interest paid	(492)	(194)
Tax paid	(1,462)	(2,466)
Net cash from operating activities	6,869	23,011

Cash flows from investing activities
Acquisition of property, plant and equipment	(16,567)	(19,885)
Proceeds from sale of plant and equipment	-	3
Net cash used in investing activities	(16,567)	(19,882)

Cash flows from financing activities
Dividends paid	(2,504)	(2,994)
Proceeds from term loan	-	3,000
Term loan – transaction cost	-	(73)
Proceeds from issues of share options	-	433
Net cash from/(used) in financing activities	(2,504)	366

Net (decrease)/increase in cash and cash equivalents	(12,202)	3,495
Effect of exchange rate fluctuations on cash held	-	(40)
Cash and cash equivalents at beginning of the year (net of overdraft)	23,082	10,880
Cash and cash equivalents at end of the year (net of overdraft)	10,880	14,335

Condensed Consolidated Statements of Financial Position ($'000's)
As at	December 31 2015	December 31 2016
Total non-current assets	49,276	64,917
Inventories	6,091	7,222
Prepayments	667	810
Income tax receivable	397	-
Trade and other receivables	3,839	3,425
Cash and cash equivalents	12,568	14,335
Total assets	72,838	90,709
Total non-current liabilities	14,080	21,560
Short term portion of term loan	-	1,410
Trade and other payables	6,656	8,077
Income taxes payable	53	345
Bank overdraft	1,688	-
Total liabilities	22,477	31,392
Total equity	50,361	59,317
Total equity and liabilities	72,838	90,709